Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated May 19, 2016

Registration No. 333-189923

Supplementing the Preliminary

Prospectus Supplement dated May 19, 2016

and Prospectus dated July 12, 2013

GOVERNMENT PROPERTIES INCOME TRUST

This information supplements the information contained in the preliminary prospectus supplement dated May 19, 2016 to the prospectus dated July 12, 2013.

PRICING TERM SHEET
$300,000,000 5.875% Senior Notes due 2046

Issuer:	Government Properties Income Trust
Expected Ratings (Moody’s/S&P):	Baa3 / BBB- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Security Type:	Senior Unsecured Notes
Format:	SEC Registered
Principal Amount:	$300,000,000
Overallotment Option:	$45,000,000
Trade Date:	May 19, 2016
Settlement Date*:	May 26, 2016 (T+5)
Maturity Date:	May 1, 2046
Interest Payment Dates:	March 1, June 1, September 1 and December 1, commencing September 1, 2016
Coupon (Interest Rate):	5.875% per annum
Price to Public:	$25.00 per Note, plus accrued interest, if any, from the date the Notes are issued, if settlement occurs after that date.
Underwriting Commission:	$0.7875 per Senior Note for Retail Orders; $8,780,625 total; $0.50 per Note for Institutional Orders; $425,000 total.
Net Proceeds (before expenses and excluding the overallotment option):	$290.8 million

Optional Redemption Provisions:

The Issuer may redeem some or all of the Notes at any time and from time to time on or after May 26, 2021 at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Minimum Denominations:	$25.00 and integral multiples of $25.00 in excess thereof.
Expected Listing:

The Issuer intends to list the Notes on the New York Stock Exchange under the symbol “GOVN” and expects trading in the Notes on the New York Stock Exchange to begin within 30 days after the Settlement Date.

CUSIP / ISIN:	38376A 202 / US38376A2024

Pro Forma Ratio of Earnings to Fixed Charges	Three Months Ended March 31, 2016	Year Ended December 31, 2015[1]
	1.9x	(3.0x)
_______
(1) The deficiency for the year ended December 31, 2015 was approximately $225.7 million.
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers:	Citigroup Global Markets Inc. Jefferies LLC RBC Capital Markets, LLC

Co-Managers:	Robert W. Baird & Co. Incorporated BB&T Capital Markets, a division of BB&T Securities, LLC D.A. Davidson & Co FBR Capital Markets & Co Janney Montgomery Scott LLC Oppenheimer & Co. Inc

Underwriters:

BBVA Securities Inc.
Comerica Securities, Inc.
Fifth Third Securities, Inc.
FTN Financial Securities Corp.
Lebenthal & Co., LLC
Mizuho Securities USA Inc.
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.

*           Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in 5 business days, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus dated July 12, 2013 and a preliminary prospectus supplement dated May 19, 2016) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free 1-866-718-1649; UBS Securities LLC toll-free at 1-888-827-7275; and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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